UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated April 18, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Law 6/2023, of 17 March, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following OTHER RELEVANT INFORMATION The Company's Board of Directors informs that it has resolved, in its meeting held on 17 April 2024, to unanimously approve, among others, the following resolutions: - Accept the resignation submitted by the Board member Mr. Tomás Dagá Gelabert to his office as Secretary non-member of the Audit Committee, with immediate effect. Mr. Tomás Dagá Gelabert continues as member of the Grifols' Board; and - Appoint, following the favourable proposal of the Appointments and Remuneration Committee, the current Vice-Secretary non-member of the Board, Ms. Laura de la Cruz Galán, as Secretary non-member of the Audit Committee, in substitution of Mr. Tomás Dagá Gelabert. As a consequence of the foregoing, the Audit Committee is composed as of such date by the following members: Composition Position Category Mr. Íñigo Sánchez-Asiaín Chairperson Independent Mardones Ms. Carina Szpilka Lázaro Member Independent Ms. Montserrat Muñoz Member Independent Abellana Ms. Laura de la Cruz Galán Secretary (non-member) In Barcelona, on 18 April 2024 Nuria Martín Barnés Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  April 18, 2024